SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________


Commission file number      0-17389

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        TEJAS GAS CORPORATION THRIFT PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TEJAS GAS CORPORATION
                                  1301 McKinney
                                    Suite 700
                              Houston, Texas 77010

TABLE OF CONTENTS

                                                                            Page

(a)  FINANCIAL STATEMENTS:

   Independent Auditors' Report ........................................       1

   Statements of Net Assets Available for Benefits,
     December 31, 1996 and 1995 ........................................       2

   Statements of Changes in Net Assets Available for Benefits for
     the Years Ended December 31, 1996 and 1995 ........................       3

   Notes to Financial Statements for the Years Ended December 31,
     1996 and 1995 .....................................................       4

(b)  SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes As of
     December 31, 1996 .................................................      12

   Item 27d - Schedule of Reportable Transactions for the Year Ended
     December 31, 1996 .................................................      13

(c)  Signatures ........................................................      14

(d)  EXHIBIT - Independent Auditors' Consent ...........................      15

INDEPENDENT AUDITORS' REPORT


Tejas Gas Corporation Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Tejas Gas Corporation Thrift Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Houston, Texas
June 27, 1997

TEJAS GAS CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1996 AND 1995


ASSETS                                                   1996           1995

INVESTMENTS - At fair value:
   Stock of Tejas Gas Corporation:
      Common stock ...............................   $ 13,292,709   $  7,682,156
      Preferred stock ............................      1,103,792        791,936
   Mutual funds ..................................           --        3,120,622
   Cash equivalents ..............................      1,569,187      1,556,983
   Loans to participants .........................      1,480,136        682,943
                                                     ------------   ------------
                Total ............................     17,445,824     13,834,640
                                                     ------------   ------------

RECEIVABLES:
   Dividends and interest ........................          7,806          7,760
   From broker ...................................      7,391,791        162,228
   Company contribution ..........................        816,551        473,966
   Participants' contributions ...................        101,730           --
   Due from other funds ..........................           --           68,564
                                                     ------------   ------------
                Total ............................      8,317,878        712,518
                                                     ------------   ------------
TOTAL ASSETS .....................................   $ 25,763,702   $ 14,547,158
                                                     ============   ============

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS

LIABILITIES:
   Due to other funds ............................           --     $     68,564
   Payable to brokers ............................           --          234,612

NET ASSETS AVAILABLE FOR BENEFITS ................   $ 25,763,702     14,243,982
                                                     ------------   ------------

TOTAL LIABILITIES AND NET ASSETS AVAILABLE
   FOR BENEFITS ..................................   $ 25,763,702   $ 14,547,158
                                                     ============   ============

See notes to financial statements.

TEJAS GAS CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                           1996            1995

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR ...........................   $ 14,243,982    $ 10,816,596

INVESTMENT INCOME:
   Interest and dividends ......................        167,398         159,686
   Interest on loans to participants ...........         97,260          48,384
   Net appreciation (depreciation) in fair
     value of investments ......................      4,268,343       1,927,642
                                                   ------------    ------------

                Total ..........................      4,533,001       2,135,712
                                                   ------------    ------------

CONTRIBUTIONS:
   Employees ...................................      2,015,831       1,076,992
   Company .....................................        816,551         473,966
   Rollover contributions from Transok, Inc. ...      4,183,292            --
                                                   ------------    ------------
                Total ..........................      7,015,674       1,550,958
                                                   ------------    ------------

PARTICIPANT LOAN TRANSFER FROM TRANSOK, INC ....
   PROFIT SHARING PLAN .........................        623,316            --

TRANSFER FROM LEDCO, INC. PROFIT SHARING PLAN ..           --           103,076

WITHDRAWALS ....................................       (652,271)       (362,360)
                                                   ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR .   $ 25,763,702    $ 14,243,982
                                                   ============    ============


See notes to financial statements.

TEJAS GAS CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995

1.  ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Tejas Gas Corporation (the "Company") Thrift Plan (the "Plan") are prepared under the accrual basis of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of publicly traded Frank Russell Trust Company investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's Common Stock and depositary shares, each depositary share representing a one-tenth interest in a share of its 9.96% cumulative preferred stock ("Preferred Stock"), are valued at their quoted market prices. Loans to participants are valued at their cost which approximates their fair value.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    PAYMENT OF WITHDRAWALS - Withdrawals are recorded when paid.

    The Company's Board of Directors has appointed a committee to administer the Plan. The assets of the Plan are held in trust by Frank Russell Trust Company (the "Trustee"). As described in Note 2, effective January 1, 1997, the trustee changed to Charles Schwab Trust Company. The Company has hired a recordkeeper to maintain the individual participant account records. The investment management fees and recordkeeping fees for 1996 and 1995 were paid by the Company.

2.  DESCRIPTION OF THE PLAN

    The description of the Plan is intended for the purpose of providing information of a general nature only. Participants should refer to the Plan agreement, as amended, for a complete description of the Plan's provisions.

    FUNDING - Contributions to the Plan are made by participating employees (the "Participants") and by the Company. Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 15% of his or her base compensation. The Company makes matching contributions to the Plan equal to the Participant's contribution, but not to exceed 3% of the Participant's annual base compensation paid to the employee during the year (the "Company Contribution").

    Participants make their contributions to the Plan through salary deferral.

    INVESTMENT PROGRAM - The Plan consists of six investment funds as follows:

        FUND A: A Frank Russell Trust Company investment fund invested primarily in bonds, notes, debentures, mortgages, preferred stocks, certificates of indebtedness, certificates of deposit and Treasury bills, the maturity of which shall not generally exceed three years.

        FUND B: A Frank Russell Trust Company investment fund invested in common and convertible preferred stock, bonds and other forms of equity investments, including collective investment funds composed primarily of equity securities.

        FUND C: A Frank Russell Trust Company investment fund invested in bonds, notes, debentures, mortgages, certificates of deposit, Treasury bills and any obligation with no restriction as to maturity, including collective investment funds composed primarily of fixed-income securities.

        FUND D: Invested solely in depositary shares representing the Company's Preferred Stock and temporary short-term securities.

        FUND E: A Frank Russell Trust Company investment fund invested in various collective investment funds composed primarily of securities or other financial instruments.

        FUND F: Invested solely in common stock of the Company and temporary short-term securities.

    Participants have the right to direct the Trustee to invest their contributions in any manner. All Company Contributions are invested in Fund
    F. Participants may redirect their Company Contribution to other investment funds.

    PARTICIPATION - Any employee of the Company is eligible to participate in the Plan on the first day of the next month following completion of one hour of service with the Company.

    WITHDRAWALS AND FORFEITURES - Participants or their designated beneficiaries are entitled to withdraw the value of their contribution account plus their entire Company Contribution account in case of disability, retirement at or after the age of 65 or death. In case of termination of service for other reasons, Participants are entitled to the value of their contribution accounts plus the vested portion of their Company Contribution account. Vesting is determined by vested service years in accordance with the following schedule:

                  COMPLETED YEARS                      VESTED
                    OF SERVICE                       PERCENTAGE

                  Less than one year                       0
                  One year                                20
                  Two years                               40
                  Three years                             60
                  Four years                              80
                  Five years                             100

    Any portion of the value of Company Contributions not vested will be forfeited upon termination of service. The amount forfeited by a Participant is applied so as to reduce the Company's subsequent contributions to the Plan. Forfeitures were $9,925 in 1996 and $7,568 in 1995.

    Participants may also withdraw from their accounts upon attaining the age of 59 1/2. In addition, participants may make hardship withdrawals from their contributions and fully vested Company Contributions. After a hardship withdrawal, participant contributions are suspended for one year.

    LOANS TO PARTICIPANTS - Participants may borrow against their contributions. Loans, which bear interest at rates ranging from 7.0% to 10%, are limited to 50% of the Participants' vested account balances up to a maximum of $50,000. Interest rates are equal to the prime rate charged by First Interstate Bank of Texas, NA, on the first day of the month in which the loan is made, plus one percentage point. Loans may not exceed a five-year maturity, unless funds are used to purchase a principal residence.

    TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and entitled to the full distribution of their accounts.

    AMENDMENTS - Effective January 1, 1996, the Plan was amended by the Fifth Amendment to allow employees transferred to Coral Energy Resources, L.P., a joint venture between the Company and Shell Oil Company, or to Coral Energy Resource Services Company, a related service company, to be treated as continuing employees of the Company for purposes of vesting, withdrawals, loans, distributions, and investment direction. Effective June 6, 1996, the Company, through one of its subsidiaries, acquired Transok, Inc. ("Transok"), and the Plan was amended by the Sixth Amendment to provide that Transok adopt the Plan and its employees become participants in the Plan. The Sixth Amendment also credited prior service with Transok for vesting and permitted employees to roll over assets and loans held under their prior plan, Central and South West Corporation ("CSW"), to the Plan. Effective January 1, 1997, the Plan was amended and restated.

    Effective January 1, 1997, the trustee was changed from Frank Russell Trust Company to Charles Schwab Trust Company and the record keeper was changed from William M. Mercer, Incorporated to Charles Schwab Retirement Plan Services ("Schwab"). In anticipation of the change, all investments other than the Company stock funds were sold as of December 31, 1996.

    Under the agreement with Schwab, investment choices include nine Schwab source mutual funds, two Company stock funds, and a personal choice retirement account, which is a brokerage account that enables the participant to buy or sell any listed securities. Participants may make investment changes monthly as compared to the prior restriction of one change per quarter.

3.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 1996, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC").

4.  RELATED-PARTY TRANSACTIONS

    The Trustee purchased 61,180 shares of the Company's common stock in the open market at a cost of $2,393,472 in 1996; 15,258 shares were purchased at a cost of $722,327 in 1995. The Trustee sold, in 1996, on the Plan's behalf, 2,381 shares (cost: $46,602) of the Company's common stock in the open market; 5,847 shares (cost: $136,266) were sold in 1995. The proceeds from such sales amounted to $90,745 in 1996 and $285,853 in 1995. At December 31, 1996 and 1995, the Plan held less than 1.39% and 1% of the Company's outstanding common stock, respectively.

    The Trustee purchased 14,640 depositary shares representing the Company's Preferred Stock in the open market at a cost of $389,535 in 1996, 5,040 shares were purchased at a cost of $133,382 in 1995. The Trustee sold, in 1996, on the Plan's behalf, 3,165 depositary shares (cost: $86,479) representing the

    Company's Preferred Stock in the open market, 8,175 depositary shares (cost:
    $224,827) were sold in 1995. The proceeds from such sales amounted to $82,566 in 1996 and $205,590 in 1995.

5.  TRANSFER OF ASSETS FROM ACQUIRED SUBSIDIARY

    During February 1995, the Company, through one of its subsidiaries, acquired a group of companies collectively referred to as the LEDCO Companies. LEDCO, Inc. ("LEDCO"), the principal operating entity of the LEDCO Companies, was the sponsor of the LEDCO, Inc. Profit Sharing Plan, a qualified profit sharing plan. This plan was merged into the Plan effective June 30, 1995, and the transfer of assets in the amount of $103,076 was completed during December 1995.

    As described in Note 2, effective June 6, 1996, the Company, through one of its subsidiaries, acquired Transok, Inc. ("Transok"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Transok was an adopting employer of CSW Thrift Plan. Under the provisions of the purchase/sale agreement, continuing employees were eligible to participate in the Plan immediately, were given vesting service credits for periods of service with Transok, and, at the employee's option, were permitted to roll over assets and loans held under the CSW Thrift Plan to the Plan.

    Assets in the amount of $4,183,292 and loans in the amount of $623,316 were rolled over to the Plan by individual participants.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The Department of Labor clarified its definition of benefits payable which resulted in no liability for benefits payable on Form 5500 as of December 31, 1996.

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                          December 31,
                                                 ------------------------------
                                                     1996              1995
                                                 ------------      ------------
Net assets available for benefits
     per the financial statements .........      $ 25,763,702      $ 14,243,982
Amounts allocated to withdrawing
     participants .........................              --            (339,296)
                                                 ------------      ------------
Net assets available for benefits
     per the Form 5500 ....................      $ 25,763,702      $ 13,904,686
                                                 ============      ============

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                              December 31, 1996
                                                                 ------------
Withdrawals paid to participants per
     the financial statements ..............................     $    652,271
Add:  Amounts allocated to withdrawing
     participants at December 31, 1996 .....................             --
Less:  Amounts allocated to withdrawing
     participants at December 31, 1995 .....................         (339,296)
                                                                 ------------
Benefits paid to participants per the Form 5500 ............     $    312,975
                                                                 ============

    Amounts allocated to withdrawing participants for claims from terminated employees that have been processed and approved prior to December 31, 1996 and 1995 are $1,497,295 and $642,472, respectively.

7.  NET ASSETS AVAILABLE FOR BENEFITS - BY FUND

    December 31, 1996

                                                                     Investment funds
                      -------------------------------------------------------------------------------------------------------------
ASSETS                     A             B             C             D             E             F          SCHWAB         Total
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS
At fair value:
   Stock of Tejas Gas
      Corporation:
      Preferred .....        --            --            --     $ 1,103,792          --            --            --     $ 1,103,792
      Common ........        --            --            --            --            --     $13,292,709          --      13,292,709
   Cash equivalents . $ 1,479,906          --            --          11,357          --          77,924          --       1,569,187
   Loans to
     Participants ...   1,480,136          --            --            --            --            --            --       1,480,136
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total   2,960,042          --            --       1,115,149          --      13,370,633          --      17,445,824

RECEIVABLES:
   Dividends and
     interest .......       7,481   $        13   $         3            45   $         7           257          --           7,806
   Sale of stock ....        --       3,712,888     1,211,395          --       2,467,508          --            --       7,391,791
   Participants'
     contributions ..        --            --            --            --            --            --     $   101,730       101,730
   Company
     contribution ...        --            --            --            --            --         816,551          --         816,551

                Total       7,481     3,712,901     1,211,398            45     2,467,515       816,808       101,730     8,317,878
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS ........ $ 2,967,523   $ 3,712,901   $ 1,211,398   $ 1,115,194   $ 2,467,515   $14,187,441   $   101,730   $25,763,702
                      ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========

LIABILITIES AND NET
   ASSETS AVAILABLE
   FOR BENEFITS

NET ASSETS
   AVAILABLE FOR
   BENEFITS ......... $ 2,967,523   $ 3,712,901   $ 1,211,398   $ 1,115,194   $ 2,467,515   $14,187,441   $   101,730   $25,763,702
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES
   AND NET ASSETS
   AVAILABLE FOR
   BENEFITS ......... $ 2,967,523   $ 3,712,901   $ 1,211,398   $ 1,115,194   $ 2,467,515   $14,187,441   $   101,730   $25,763,702
                      ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========

    December 31, 1995

                                                                         Investment funds
                                 -----------------------------------------------------------------------------------------------
ASSETS                                A             B             C             D             E             F           Total
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS
At fair value:
   Stock of Tejas Gas
      Corporation:
      Preferred ..............          --            --            --     $   791,936          --            --     $   791,936
      Common .................          --            --            --            --            --     $ 7,682,156     7,682,156
   Mutual funds ..............          --     $ 1,337,138   $   528,567          --     $ 1,254,917          --       3,120,622
   Cash equivalents ..........   $ 1,522,322          --            --           8,665          --          25,996     1,556,983
   Loans to Participants .....       682,943          --            --            --            --            --         682,943
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total ........     2,205,265     1,337,138       528,567       800,601     1,254,917     7,708,152    13,834,640
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
RECEIVABLES:
   Dividends and interest ....         7,495             3             7           161             3            91         7,760
   Sale of stock .............          --            --         162,228          --            --            --         162,228
   Company contribution ......          --            --            --            --            --         473,966       473,966
   Due from other funds ......          --           8,083         6,817        19,939          --          33,725        68,564
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total ........         7,495         8,086       169,052        20,100             3       507,782       712,518
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

TOTAL ASSETS .................   $ 2,212,760   $ 1,345,224   $   697,619   $   820,701   $ 1,254,920   $ 8,215,934   $14,547,158
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

LIABILITIES AND NET
   ASSETS AVAILABLE
   FOR BENEFITS

PAYABLE TO BROKERS ...........          --     $   204,164          --            --     $    30,448          --     $   234,612

DUE TO OTHER FUNDS ...........   $    63,719          --            --            --           4,845          --          68,564

NET ASSETS
   AVAILABLE FOR
   BENEFITS ..................     2,149,041     1,141,060   $   697,619   $   820,701     1,219,627   $ 8,215,934    14,243,982
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

TOTAL LIABILITIES
   AND NET ASSETS
   AVAILABLE FOR
   BENEFITS ..................   $ 2,212,760   $ 1,345,224   $   697,619   $   820,701   $ 1,254,920   $ 8,215,934   $14,547,158
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

8.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - BY FUND

    December 31, 1996

                                                             Investment Funds
                                       ------------------------------------------------------------
                                            A               B               C               D
                                       ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR ...............   $  2,149,041    $    141,860    $    697,619    $    820,701

INVESTMENT INCOME:
   Dividends .......................           --              --              --            81,540
   Interest ........................         81,675              18               5             545
   Interest on loans to Participants         97,260            --              --              --
                                       ------------    ------------    ------------    ------------
                                            178,935              18               5          82,085
                                       ------------    ------------    ------------    ------------
NET APPRECIATION OR (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS ....           --           518,273          53,614           9,968
                                       ------------    ------------    ------------    ------------
        Total ......................        178,935         518,273          53,614          92,053
                                       ------------    ------------    ------------    ------------
CONTRIBUTIONS:
   Employees .......................        124,100         520,320         127,820         110,778
   Company .........................
   Rollovers from Transok, Inc. ....        136,661       1,335,957         600,612         184,374
                                       ------------    ------------    ------------    ------------
        Total ......................        260,761       1,856,277         728,432         295,152
                                       ------------    ------------    ------------    ------------
FUND TRANSFERS .....................       (163,993)        256,905        (240,443)        (63,887)


LOAN ROLLOVERS FROM TRANSOK ........        623,316            --              --              --
WITHDRAWALS ........................        (80,537)        (59,632)        (27,829)        (28,825)
                                       ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR .....................   $  2,967,523    $  3,712,901    $  1,211,398    $  1,115,194
                                       ============    ============    ============    ============

                                                             Investment Funds
                                       ------------------------------------------------------------
                                            E               F             SCHWAB         Total
                                       ------------    ------------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR ...............   $  1,219,627    $  8,215,934            --     $ 14,243,982

INVESTMENT INCOME:
   Dividends .......................           --              --              --           81,540
   Interest ........................              9           3,606                         85,858
   Interest on loans to Participants           --              --              --           97,260
                                       ------------    ------------    ------------   ------------
                                                  9           3,606            --          264,658
                                       ------------    ------------    ------------   ------------
NET APPRECIATION OR (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS ....        271,021       3,415,467            --        4,268,343
                                       ------------    ------------    ------------   ------------
        Total ......................        271,030       3,419,073            --        4,533,001
                                       ------------    ------------    ------------   ------------
CONTRIBUTIONS:
   Employees .......................        307,334         723,749    $    101,730      2,015,831
   Company .........................                        816,551                        816,551
   Rollovers from Transok, Inc. ....        790,603       1,135,085            --        4,183,292
                                       ------------    ------------    ------------   ------------
        Total ......................      1,097,937       2,675,385         101,730      7,015,674
                                       ------------    ------------    ------------   ------------
FUND TRANSFERS .....................         45,134         166,284            --             --

LOAN ROLLOVERS FROM TRANSOK ........           --              --              --          623,316
WITHDRAWALS ........................       (266,213)       (289,235)           --         (652,271)
                                       ------------    ------------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR .....................   $  2,467,515    $ 14,187,441    $    101,730   $ 25,763,782
                                       ============    ============    ============   ============

    December 31, 1995

                                                                       Investment Funds
                            ------------------------------------------------------------------------------------------------------
                                 A              B              C              D              E              F            Total
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
   FOR BENEFITS,
   BEGINNING OF YEAR .....  $  1,761,453   $    547,898   $    612,216   $    787,085   $    664,074   $  6,443,870   $ 10,816,596

INVESTMENT INCOME:
   Dividends .............          --             --             --           72,421           --             --           72,421
   Interest ..............        83,976              3              7            496              4          2,779         87,265
   Interest on loans to
      Participants .......        48,384           --             --             --             --             --           48,384
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                 132,360              3              7         72,917              4          2,779        208,070
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
NET APPRECIATION
   OR (DEPRECIATION)
   IN FAIR VALUE OF
   INVESTMENTS ...........          --          204,827         81,955         37,656        224,018      1,379,190      1,927,642
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                Total ....       132,360        204,830         81,962        110,573        224,018      1,381,969      2,135,712
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
CONTRIBUTIONS:
   Employees .............        97,280        221,514         87,086        115,533        169,592        385,987      1,076,992
   Company ...............          --             --             --             --             --          473,966        473,966
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                Total ....        97,280        221,514         87,086        115,533        169,592        859,953      1,550,958
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
FUND TRANSFERS ...........       219,198        193,577       (126,455)      (161,560)       223,375       (348,135)          --

TRANSFER FROM
   LEDCO, INC. PROFIT
   SHARING PLAN ..........         3,096         18,985         43,924           --           15,887         21,184        103,076

WITHDRAWALS ..............       (64,346)       (45,744)        (1,114)       (30,930)       (77,319)      (142,907)      (362,360)
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE
   FOR BENEFITS, END
   OF YEAR ...............  $  2,149,041   $  1,141,060   $    697,619   $    820,701   $  1,219,627   $  8,215,934   $ 14,243,982
                            ============   ============   ============   ============   ============   ============   ============

                                     ******

TEJAS GAS CORPORATION THRIFT PLAN

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1996
EIN 76-0263364
--------------------------------------------------------------------------------
                                             Shares/                    Market
                                            Par Value      Cost         Value

FUND A:
   CASH EQUIVALENTS - Short-Term
      Investment Fund ...................   1,479,906   $1,479,906   $ 1,479,906
   LOAN INVESTMENTS - Ranging from
      7.0% to 10% .......................                1,480,136     1,480,136
                                                        ----------   -----------

TOTAL FUND A INVESTMENTS ................               $2,960,042   $ 2,960,042
                                                        ==========   ===========

FUND D:
   PREFERRED STOCK - Tejas Gas
      Corporation .......................      41,457   $1,123,914   $ 1,103,792
   CASH EQUIVALENTS - Short-Term
      Investment Fund ...................      11,357       11,357        11,357
                                                        ----------   -----------

TOTAL FUND D INVESTMENTS ................               $1,135,271   $ 1,115,149
                                                        ==========   ===========

FUND F:
   COMMON STOCK - Tejas Gas
      Corporation .......................     279,112   $5,493,751   $13,292,709
   CASH EQUIVALENTS - Short-Term
      Investment Fund ...................      77,924       77,924        77,924
                                                        ----------   -----------

TOTAL FUND F INVESTMENTS ................               $5,571,675   $13,370,633
                                                        ==========   ===========

TEJAS GAS CORPORATION THRIFT PLAN

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
EIN 76-0263364
--------------------------------------------------------------------------------

                                  Shares     Value of      Shares      Value      Cost of
    Description of Assets        Purchased   Purchase       Sold      of Sale      Asset       Gain

SERIES OF TRANSACTIONS:
   Mutual Funds:
      Short-term investment ..   4,130,237  $4,130,237   4,118,032  $4,118,032  $4,118,032  $     --
      Equity I Fund ..........      77,607   1,457,858     145,877   3,134,873   2,365,783     769,090
      Equity II Fund .........      29,570     523,188      53,387   1,062,774     835,814     226,960
      Fixed Income I Fund ....      58,212     780,560     106,059   1,479,484   1,298,300     181,184
      Fixed Income II Fund ...      40,026     524,408      70,448     951,259     853,178      98,081
   Tejas Gas Corporation -
      Common stock ...........      61,180   2,393,472       2,381      90,745      46,602      44,143

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEJAS GAS CORPORATION THRIFT PLAN

By: /s/ C.M. BRADFORD
        C.M. Bradford (Plan Administrator)

June 27, 1997

                                     EXHIBIT

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-70746, 33-60064, 33-32792, 33-91436, 33-44615 and 333-18349 on Form S-8 for
Tejas Gas Corporation Thrift Plan of our report dated June 27, 1997 appearing in this Annual Report on Form 11-K of Tejas Gas Corporation Thrift Plan for the year ended December 31, 1996.

DELOITTE & TOUCHE LLP
Houston, Texas
June 27, 1997